Exhibit 99.1 Press release

Quarterhill Announces First Quarter 2019 Financial Results

Adjusted EBITDA of $12.5 million driven by strong revenue growth and lower cost base

Kitchener, Canada – May 9, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three-month period ended March 31, 2019. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2019 Highlights

•	Revenues of $39.8 million, which is above the estimated range of $33.0-$36.0 million provided previously
•	Recurring revenues of $5.6 million
•	Adjusted EBITDA* of $12.5 million
•	Net income of $29,000, or $0.00 per basic and diluted common share
•

Cash and equivalents were $53.8 million at March 31, 2019. Cash and equivalents declined in Q1 2019 due to working capital adjustments which saw accounts receivable increase $27.1 million. The majority of that increase was collected post quarter-end

•	WiLAN, along with several of its wholly‑owned subsidiaries, entered into a comprehensive semiconductor license agreement with SK hynix Inc.
•	Subsequent to quarter-end, John Gillberry named Chairperson of the Board and James Skippen named Vice-Chairperson of the Board
•

Subsequent to quarter-end, WiLAN's wholly-owned subsidiary, Polaris Innovations Limited ("Polaris"), granted a term license for certain memory interface technology patents owned by Polaris to NVIDIA Corporation

“Q1 was a strong start to the year in which we continued our momentum from Q4 and delivered significant revenue and Adjusted EBITDA growth both year-over-year and sequentially,” said Doug Parker, President and CEO, Quarterhill. “With WiLAN, our licensing business, we had the type of quarter that illustrates the positive aspects of its revenue variability, as that business generated almost $15.0 million in Adjusted EBITDA and accordingly a significant amount of cash flow that can be used to support our M&A strategy. The recent license announcement with NVIDIA reflects that WiLAN’s momentum has continued into Q2 and on the expense side we are already benefitting from the lower cost base established through the 2018 restructuring.”

“Regarding our M&A activities, while it is still somewhat of a seller’s market, we are experiencing good activity with deal flow and continue to make progress moving a number of opportunities through our pipeline and diligence process. With a focus on expanding our overall M&A coverage in general, we are seeing good opportunities to add stand-alone businesses to the portfolio and are also seeing promising tuck-in opportunities for IRD and VIZIYA in their existing markets and adjacencies. Those businesses continue to perform well, and we believe that an appropriate tuck-in could help to further accelerate their growth prospects.”

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Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on July 5, 2019, to shareholders of record on June 14, 2019.

Business Strategy and Segments

Quarterhill’s acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as it builds a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, the Company seeks to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry. As of March 31, 2019, Quarterhill had investments in three segments: Licensing (Wi-LAN Inc. or “WiLAN”); Intelligent Systems (International Road Dynamics Inc. or “IRD”); and Enterprise Software (VIZIYA Corp. or “VIZIYA”).

Q1 2019 Consolidated Financial Review

Consolidated revenues for the three months ended March 31, 2019 (“Q1 2019”) were $39.8 million, up 232% compared to $12.0 million in Q1 2018. WiLAN’s Q1 2019 revenue was $28.1 million compared to $1.8 million in Q1 2018 and was the primary driver of the year-over-year increase. Combined, IRD and VIZIYA grew revenue organically year-over-year by 14% to $11.7 million. Recurring revenue was $5.6 million in Q1 2019 compared to $4.2 million in Q1 2018.

Gross margin for Q1 2019 was $20.0 million, or 50%, compared to $0.3 million, or 2%, in Q1 2018. Gross margin comparisons reflect the quarterly revenue variability in the WiLAN business and its strong performance in Q1 2019. Gross margin percentage for both IRD and VIZIYA in Q1 2019 was 40% compared to 43% in Q1 2018. That year-over-year change was due primarily to lower revenue at VIZIYA, offset in part by higher revenue and margin at IRD, which was due, in part, to the 2018 restructuring at IRD.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets and special charges. Operating expenses for Q1 2019 were $14.7 million, compared to $15.1 million in Q1 2018. Operating expenses in Q1 2019 included a one-time $1.3 million charge related to the restructuring at WiLAN that took place in December 2018. Excluding that one-time amount, operating expenses decreased year-over-year by $1.7 million, even with the significant year-over-year increase in revenue. This was due primarily to the restructurings in 2018 at WiLAN and IRD.

Adjusted EBITDA for Q1 2019 was $12.5 million compared to ($7.3) million in Q1 2018. The increase in adjusted EBITDA reflects the strong quarter at WiLAN, higher revenue at IRD and the restructurings in 2018 at WiLAN and IRD.

Net income for Q1 2019 was $29,000, or $0.00 per basic and diluted common share, compared to net loss of $12.0 million, or ($0.10) per basic and diluted common share, in Q1 2018. The year-over-year improvement was due primarily to significant revenue growth at WiLAN, higher revenue at IRD and the restructurings in 2018 at WiLAN and IRD, offset in part by lower revenue at VIZIYA.

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Cash used in operations for Q1 2019 was $12.3 million, compared to $6.5 million of cash used in operations in Q1 2018. Cash used in operations in Q1 2019 was impacted by the timing of collections and working capital adjustments. Accounts receivable increased by $27.1 million in Q1 2019 from December 31, 2018, which reflected the strong revenue performance at WiLAN. A majority of these receivables were collected subsequent to quarter-end, which will be reflected in Quarterhill’s Q2 2019 financial statements.

Cash and cash equivalents and short-term investments amounted to $53.8 million at March 31, 2019, compared to $67.3 million at December 31, 2018. A significant portion of the Company’s accounts receivable balance was collected subsequent to quarter-end.

The table below highlights financial performance for the Company’s Licensing, Intelligent Systems and Enterprise Software segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

	For the Three months ended March 31, 2019
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$28,125	$9,338	$2,375	$-	$39,838
Cost of revenues (excluding depreciation and amortization)	12,789	6,697	307	-	19,793
	15,336	2,641	2,068	-	20,045
Selling, general and administrative expenses	560	2,506	1,574	1,947	6,587
Research and development expenses	-	591	588	-	1,179
Depreciation of property, plant and equipment	41	302	31	4	378
Amortization of intangibles	3,528	946	757	-	5,231
Special charges	1,297	-	-	-	1,297
Results from operations	9,910	(1,704)	(882)	(1,951)	5,373
Finance income	(18)	(2)	-	(182)	(202)
Finance expense	-	43	1	-	44
Foreign exchange loss (gain)	(192)	192	33	209	242
Other income	-	(74)	-	-	(74)
Income (loss) before taxes	10,120	(1,863)	(916)	(1,978)	5,363
Current income tax expense	3,907	134	-	-	4,041
Deferred income tax expense (recovery)	1,948	(595)	(328)	268	1,293
Income tax expense (recovery)	5,855	(461)	(328)	268	5,334
Net income (loss)	$4,265	$(1,402)	$(588)	$(2,246)	$29

Adjusted EBITDA	14,755	(426)	(80)	(1,789)	12,460

Other reconciling items:
Stock-based compensation	(21)	30	14	158	181

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	For the Three months ended March 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$1,767	$7,412	$2,830	$-	$12,009
Cost of revenues (excluding depreciation and amortization)	5,905	5,498	331	-	11,734
	(4,138)	1,914	2,499	-	275
Selling, general and administrative expenses	631	2,573	1,569	2,280	7,053
Research and development expenses	-	549	390	-	939
Depreciation of property, plant and equipment	75	290	29	1	395
Amortization of intangibles	5,002	992	757	-	6,751
Results from operations	(9,846)	(2,490)	(246)	(2,281)	(14,863)
Finance income	-	(1)	-	(190)	(191)
Finance expense	-	36	3	-	39
Foreign exchange loss (gain)	300	(148)	(9)	(273)	(130)
Other income	-	(250)	(77)	-	(327)
Loss before taxes	(10,146)	(2,127)	(163)	(1,818)	(14,254)
Current income tax expense (recovery)	104	9	(434)	-	(321)
Deferred income tax expense (recovery)	(1,403)	(568)	(238)	321	(1,888)
Income tax expense (recovery)	(1,299)	(559)	(672)	321	(2,209)
Net income (loss)	$(8,847)	$(1,568)	$509	$(2,139)	$(12,045)

Adjusted EBITDA	(4,763)	(1,037)	667	(2,204)	(7,337)

Other reconciling items:
Effect of deleted deferred revenue	-	97	127	-	224
Stock-based compensation	6	74	-	76	156

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/1987812/73FBBC42A1F9A206D58155EE2E34819D

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/1987812/73FBBC42A1F9A206D58155EE2E34819D

Telephone replay will be available from 1:00 p.m. Eastern Time on May 9, 2019 until 11:59 p.m. Eastern Time on May 16, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International). The telephone replay requires the passcode 5782399.

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special

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charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in income and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET INCOME AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan	Dave Mason
Chief Financial Officer	Investor Relations
T : 613.688.4898	T : 613.688.1693
E : smcewan@quarterhill.com	E : ir@quarterhill.com

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
	2019	2018
Revenues	$39,838	$12,009
Cost of revenues (excluding depreciation and amortization)	19,793	11,734
	20,045	275
Operating expenses
Selling, general and administrative expenses	6,587	7,053
Research and development expenses	1,179	939
Depreciation of property, plant and equipment	378	395
Amortization of intangibles	5,231	6,751
Special charges	1,297	-
	14,672	15,138
Results from operations	5,373	(14,863)

Finance income	(202)	(191)
Finance expense	44	39
Foreign exchange loss (gain)	242	(130)
Other income	(74)	(327)
Income (loss) before taxes	5,363	(14,254)

Current income tax expense (recovery)	4,041	(321)
Deferred income tax expense (recovery)	1,293	(1,888)
Income tax expense (recovery)	5,334	(2,209)
Net income (loss)	$29	$(12,045)

Net income (loss) per share
Basic and fully diluted	$0.00	$(0.10)

Weighted average number of common shares
Basic	118,817,466	118,658,249
Fully diluted	118,817,466	118,658,249

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Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statements of Operations Information
(Unaudited)
(in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Revenues
License	$27,980	$2,493
Systems	5,602	4,693
Services	646	653
Recurring	5,610	4,170
Total revenues	$39,838	$12,009

Cost of revenues (excluding depreciation and amortization)
License	$12,806	$5,931
Systems	3,793	3,466
Services	290	305
Recurring	2,904	2,032
Total cost of revenues	$19,793	$11,734

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(in thousands of United States dollars)
	Three months ended March 31,
	2019	2018
Net income (loss)	$29	$(12,045)

Other comprehensive income (loss):
Foreign currency translation adjustment	599	(790)
Comprehensive income (loss)	$628	$(12,835)

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Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	March 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents	$50,406	$63,929
Short-term investments	1,161	1,139
Restricted short-term investments	2,200	2,200
Accounts receivable	37,900	10,812
Other current assets	21	91
Unbilled revenue	4,359	3,990
Income taxes receivable	-	198
Inventories	5,939	5,960
Prepaid expenses and deposits	2,038	2,332
	104,024	90,651
Non-current assets
Accounts receivable	351	415
Right-of-use assets	2,649	-
Property, plant and equipment	2,503	2,655
Intangible assets	82,545	87,425
Investment in joint venture	3,984	3,822
Deferred income tax assets	25,061	27,141
Goodwill	25,303	25,303
TOTAL ASSETS	$246,420	$237,412

Liabilities
Current liabilities
Bank indebtedness	$2,670	$2,598
Accounts payable and accrued liabilities	24,837	18,103
Income taxes payable	63	-
Right-of-use lease liabilities	681	-
Current portion of deferred revenue	5,631	4,670
Current portion of long-term debt	295	299
Contingent consideration	929	929
	35,106	26,599
Non-current liabilities
Deferred revenue	1,291	1,435
Right-of-use lease liabilities	1,783	-
Long-term debt	153	173
Deferred income tax liabilities	3,540	4,337
TOTAL LIABILITIES	41,873	32,544
Shareholders’ equity
Capital stock	419,111	419,111
Additional paid-in capital	23,138	22,957
Accumulated other comprehensive income	16,842	16,243
Deficit	(254,544)	(253,443)
	204,547	204,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$246,420	$237,412

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(in thousands of United States dollars)

	Three months ended March 31,
	2019	2018
Cash generated from (used in):
Operations
Net income (loss)	$29	$(12,045)
Non-cash items
Stock-based compensation	181	156
Depreciation and amortization	5,609	7,146
Foreign exchange loss (gain)	(62)	78
Equity in income from joint venture	(74)	(250)
Loss on disposal of assets	-	1
Deferred income tax expense (recovery)	1,293	(1,888)
Embedded derivatives	70	2
Changes in non-cash working capital balances	(19,374)	261
Cash used in operations	(12,328)	(6,539)
Financing
Dividends paid	(1,130)	(1,171)
Bank indebtedness	72	(2,057)
Repayment of long-term debt	(24)	(15)
Cash used in financing	(1,082)	(3,243)
Investing
Proceeds from sale of property, plant and equipment	-	11
Purchase of property and equipment	(158)	(123)
Repayment of patent finance obligations	-	(1,390)
Purchase of intangibles	(20)	(40)
Cash used in investing	(178)	(1,542)
Foreign exchange gain (loss) on cash held in foreign currency	65	(75)
Net decrease in cash and cash equivalents	(13,523)	(11,399)
Cash and cash equivalents, beginning of period	63,929	81,818
Cash and cash equivalents, end of period	$50,406	$70,419

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)
	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2018, revised	$418,873	$22,489	$20,111	$(199,718)	$261,755

Net loss	-	-	-	(12,045)	(12,045)
Other comprehensive loss	-	-	(790)	-	(790)
Stock-based compensation expense	-	156	-	-	156
Dividends declared	-	-	-	(1,171)	(1,171)
Balance - March 31, 2019	$418,873	$22,645	$19,321	$(212,934)	$247,905

Balance - January 1, 2019	$419,111	$22,957	$16,243	$(253,443)	$204,868

Net income	-	-	-	29	29
Other comprehensive income	-	-	599	-	599
Stock-based compensation expense	-	181	-	-	181
Dividends declared	-	-	-	(1,130)	(1,130)
Balance - March 31, 2019	$419,111	$23,138	$16,842	$(254,544)	$204,547

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Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
Adjusted EBITDA	2019	2018
Net income (loss)	$29	$(12,045)

Adjusted for:
Income tax expense (recovery)	5,334	(2,209)
Foreign exchange loss (gain)	242	(130)
Finance expense	44	39
Finance income	(202)	(191)
Special charges	1,297	-
Amortization of intangibles	5,231	6,751
Depreciation of property, plant and equipment	378	395
Effect of deleted deferred revenue	-	224
Stock-based compensation	181	156
Other income	(74)	(327)
Adjusted EBITDA	$12,460	$(7,337)

Adjusted EBITDA per share
Net income (loss)	$-	$(0.10)

Adjusted for:
Income tax expense (recovery)	0.04	(0.02)
Foreign exchange loss (gain)	-	-
Finance expense	-	-
Finance income	-	-
Special charges	0.01	-
Amortization of intangibles	0.04	0.06
Depreciation of property, plant and equipment	-	-
Effect of deleted deferred revenue	-	-
Stock-based compensation	-	-
Other income	-	-
Adjusted EBITDA per share	$0.09	$(0.06)

Weighted average number of Common Shares
Basic	118,817,466	118,658,249